Contact

www.linkedin.com/in/jeffslombardi
(LinkedIn)

Top Skills

Leadership Development
Leadership
Go-to-Market Strategy

Honors-Awards

Outstanding Financial Executive of the Year
Recognition of Support, Thunderbird School of Global Management

Jeff Lombardi

CEO & Partner ◆ Global Investment Executive ◆ Revenue Generation ◆ Venture Capital ◆ Blockchain ◆ Team Development
Old Greenwich, Connecticut, United States

Summary

who drives revenue generation and increases enterprise value. Experience spans start-ups to large global financial institutions developing new products/services from concept to commercialization. Broadly known within major international markets and maintains deep relationships across industries, companies, and strategic partners.

Excels at driving innovation and developing industry leading investment strategies. Successfully launched new venture platforms, an offshore asset management business, and blockchain projects that continue to be profitable.

Recognized for overcoming complexities of large-scale projects and creating value propositions that mobilize people across organizations. Leverages expertise in strategy, marketing, sales, brand expansion, client service, and an entrepreneurial mindset to accelerate revenue streams. As GM and P&L leader, carefully manages risk and strategically positions product portfolios to drive growth.

Experience

NetSpeek

Member Board of Directors
April 2024 - Present (6 months)
Newton, MA

Netspeek is the creator of a Language-Enabled Network Assistant (LENA), which revolutionizes network management, utilizing natural language processing capability, internal system data (user manuals, implementation information), offering an intuitive, seamless interface for managing end user needs, administrator tasks creating happier clients.

The Kernel LLC

CEO & Partner

2023 - Present (1 year)

Developed and implemented strategic plans to create a unique tech advisory firm that leverages synergies between emerging tech, capital partners and our global clients.

◆ Built strategic relationships with technology, capital, client partners and an advisory board focusing on enterprise software, fintech and media & entertainment sectors.

◆ Driving revenue by enhancing value through product development, executing GTM strategies and providing growth capital for our tech partners and delivering innovative solutions for our clients.

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Silk Bridge Partners

Partner - Head of International

2018 - Present (6 years)

Old Greenwich, Connecticut, United States

Leading global expansion of Silk Bridge Partners through developing strategic operating and investment partnerships.

◆ Developing a family office strategy for offshore fundraising creating a larger LP base.

◆ Establishing key strategic international partnerships for portfolio companies.

◆ Creating global VC partnerships to strengthened the SBP brand and expand investment capabilities.

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Animal Concerts

Co-Founder & Board Member

2021 - 2022 (1 year)

Old Greenwich, Connecticut, United States

Launched company providing technology that allowed music industry legends to take control over their digital presence in Web3. Raised over $12.5M in funding to build the platform.

Itaú Asset Management
Managing Director, Global Head of International Investments
2014 - 2017 (3 years)
New York, NY

Led operations, marketing, risk, legal, compliance and talent management with P&L of $3B.

◆ Restructured US asset management business supporting offshore investments for Brazilian clients.

◆ Aligned the investment process to focus on risk adjusted returns and deliver consistent, transparent performance.

◆ Developed new product strategies closing gaps in retail, family office, and institutional market segments.

◆ Achieved growth targets by leading business development and client service strategies raising over $1B in AUM.

◆ Increased revenue by 30% by reducing operating expenses and negotiating third party fees.

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Martin Currie
Senior Vice President, North American Sales and Client Service
2010 - 2012 (2 years)
New York, NY

Formalized the client services and marketing efforts for the US and Canada. Implemented sales and client service strategy focusing on client retention during the worst performance cycle in the firm’s history.

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Citi
Director, Global Head of Private Bank Portfolio Management, Citigroup Asset Management

2002 - 2010 (8 years)
Stamford/CT & New York/NY

Directed a global investment team responsible for all investment decisions within these multi-asset class solutions including portfolio construction, asset allocation, and manager selection. P&L leadership with oversight of legal/ compliance, operations, marketing, risk, and talent management.

◆ Delivered a cutting edge global discretionary investment strategy for Citigroup Private Bank, raising over $9B in AUM from clients located in Asia, Europe, LATM and Japan.

◆ Created a global asset committee that delivered a single firm-wide macro view for both advisory and discretionary portfolios.

◆ Portfolios delivered as designed consistent risk adjusted returns over for all time periods.

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Alex. Brown & Sons, Inc.

Director, Early-Stage Capital Development Program

1997 - 2001 (4 years)
Baltimore, Maryland Area

Designed and led a new initiative to identify mid-Atlantic technology firms as candidates for IPO, creating investment banking opportunities and strengthening the firm’s competitive advantage.

◆ Identified early-stage technology companies throughout the mid-Atlantic that had the potential to list on a publicly traded exchange.

◆ Built and established a presence in the venture community developing both strategic partnerships and a pipeline of technology candidates for the firm.

◆ As Vice Chairman of DC Technology, started the largest early-stage capital forum in the region solidifying Alex. Browns position and expanding investment banking relationships.

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Education

Loyola University Maryland

Bachelor of Business Administration - BBA, Marketing

Assumption University

International Exchange Program - Loyola University